Form 10-K, Exhibit 13
period 1996-12-31
CYGNUS INC /DE/
filed 1997-03-21
CIK 870755

SELECTED FINANCIAL DATA

    The selected consolidated financial data presented below are derived from the consolidated financial statements of Cygnus, Inc. The financial consolidated statements as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 are included elsewhere herein. The selected financial data as of December 31, 1994, 1993, and 1992 and for each of the years in the two-year period ended December 31, 1993, are derived from audited consolidated financial statements not included herein. The data should be read in conjunction with the consolidated financial statements and related notes, the information set forth under "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and other financial information included herein.

    No dividends have been paid for any of the periods presented.

                                                                         YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------
                                                           1996        1995        1994        1993        1992
                                                        ----------  ----------  ----------  ----------  ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Product revenues....................................  $   17,211  $    3,704  $    1,917  $    8,587  $   20,292
  Contract revenues...................................      13,085      12,579      14,533       7,156       5,287
  Royalty and other revenues..........................       5,907       2,723       4,820       1,734          64
                                                        ----------  ----------  ----------  ----------  ----------
      TOTAL REVENUES..................................      36,203      19,006      21,270      17,477      25,643

  Costs and expenses:
    Costs of products sold............................      16,659       4,746       3,293       9,534      18,549
    Research and development..........................      23,165      20,029      21,605      13,675      14,718
    Purchase of in process research and development...          --          --       9,000          --          --
    Marketing, general and administrative.............       9,296       7,369       5,491       5,846      11,017
                                                        ----------  ----------  ----------  ----------  ----------
      Total costs and expenses........................      49,120      32,144      39,389      29,055      44,284
                                                        ----------  ----------  ----------  ----------  ----------
Loss from operations..................................     (12,917)    (13,138)    (18,119)    (11,578)    (18,641)

Net loss..............................................  $  (11,052) $  (12,842) $  (17,360) $  (10,609) $  (17,501)
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
Net loss per share....................................  $    (0.60) $    (0.79) $    (1.24) $    (0.77) $    (1.36)
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------
Shares used in computation of net loss per share......      18,544      16,265      13,947      13,752      12,846
                                                        ----------  ----------  ----------  ----------  ----------
                                                        ----------  ----------  ----------  ----------  ----------

                                                                         YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------
                                                           1996        1995        1994        1993        1992
                                                        ----------  ----------  ----------  ----------  ----------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................  $   36,386  $   38,555  $   18,041  $   24,044  $   31,487
Total assets..........................................      68,798      57,854      38,116      46,861      52,667
Long-term obligations.................................      13,437       8,331       7,398       6,509       4,597
Accumulated deficit...................................     (86,071)    (75,014)    (62,588)    (44,814)    (34,205)
Stockholders' equity..................................      31,213      38,252      18,117      26,243      36,153

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

    THE DISCUSSION SET FORTH BELOW CONTAINS PROJECTIONS AND FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS AND THE FUTURE FINANCIAL PERFORMANCE OF THE COMPANY. WE WISH TO CAUTION YOU THAT THESE STATEMENTS ARE ONLY OUR PREDICTIONS AND OBJECTIVES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. PLEASE NOTE IN PARTICULAR THROUGHOUT THIS DOCUMENT WHERE WE HAVE HIGHLIGHTED SPECIFIC RISKS ASSOCIATED WITH THE COMPANY AND ITS ACTIVITIES. WE ALSO REFER YOU TO DOCUMENTS THE COMPANY FILES FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION, SUCH AS ITS FORM 10-K, ITS 10-Q AND FORM 8-K REPORTS. THESE DOCUMENTS AND THE DISCUSSION BELOW CONTAIN IMPORTANT FACTORS, INCLUDING WITHOUT LIMITATION THOSE INVOLVING CERTAIN ONGOING ARBITRATION PROCEEDINGS INVOLVING THE COMPANY, THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM OUR CURRENT EXPECTATIONS AND THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

GENERAL

    Cygnus, Inc. (the "Company" or "Cygnus") is engaged in the development of diagnostic and drug delivery systems, with its current efforts primarily focused on three core technologies: a painless, automatic glucose monitoring device, transdermal drug delivery systems and mucosal drug delivery systems.

    The Company's product development efforts have been and are expected to continue to be either self-funded, funded by licensees, or both. In general, the Company's licensing agreements provide that Cygnus will manufacture drug delivery systems and receive manufacturing revenues from sales of these products to its licensees. Cygnus may also receive royalties based on certain of its licensees' product sales. In certain circumstances, the Company may elect to license manufacturing rights for the product to its licensees in exchange for a technology transfer fee and/or a higher royalty rate.

    Cygnus' licensees generally have the right to abandon a product development effort at any time for any reason without significant penalty, and this can result in delays in clinical testing, in the preparation and processing of regulatory filings and in commercialization efforts. Licensees have exercised this right in the past, and there can be no assurance that current and future licensees will not exercise this right in the future. Such cancellations may cause delays in product development. If a licensee were to terminate funding one of the Company's products, Cygnus would either self-fund development efforts, identify and enter into an agreement with an alternative licensee or suspend further development work on the product. There can be no assurance that, if necessary, the Company would be able to negotiate an agreement with an alternative licensee on acceptable terms. Since all payments to the Company under its licensing agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company may choose to self-fund certain research and development projects in order to exploit its technologies. Any increase in Company-sponsored research and development activities will have an immediate adverse effect on the Company's results of operations. However, should such Company-sponsored research and development activities result in a commercial product, the long-term effect on the Company's results of operations could be favorable.

    For the Company to be successful, it will need to develop new drug delivery and diagnostic products. Furthermore, the Company's ability to develop and commercialize products in the future will depend on its ability to enter into collaborative arrangements with additional licensees on favorable terms. There can be no assurance that the Company will be able to enter into new collaborative arrangements on such terms, if at all.

    The Company's results of operations vary significantly from year to year and depend on, among other factors, the signing of new product development agreements and the timing of recognizing payment amounts specified thereunder, the timing of recognizing license fees and cost reimbursement payments made by licensees, the demand for and shipments of its Nicotrol-Registered Trademark-product, and the costs associated with the manufacture of Nicotrol. The Company's contract revenues are generally earned and recognized based on the percentage of actual efforts expended compared to total expected efforts during the development period for each contract. However, contract revenues are not always aligned with the timing of related expenses. To date, research and development expenses generally have exceeded contract revenue in any particular period and the Company expects the same situation to continue for the next several years. In addition, the level of revenues in any given period is not necessarily indicative of expected revenues in future periods. The Company has incurred net losses each year since its inception and does not believe it will achieve profitability in 1997. At December 31, 1996, the Company's accumulated deficit was approximately $86.1 million.

RESULTS OF OPERATIONS

COMPARISON FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

    PRODUCT REVENUES for the year ended December 31, 1996 were $17.2 million compared to $3.7 million for the year ended December 31, 1995. This reflects increased demand for additional shipments of Nicotrol during 1996 due to the change of Nicotrol's status from a prescription to an over-the-counter ("OTC") product. On July 3, 1996 the United States ("U.S.") Food and Drug Administration (the "FDA") approved Nicotrol as the first OTC smoking cessation transdermal patch.

    In November 1993, the Company entered into an agreement pursuant to which the Company granted Pharmacia & Upjohn, Inc. ("Pharmacia") the exclusive worldwide right to manufacture Nicotrol in return for a royalty based on Pharmacia's sales of such products. Prior to that, Pharmacia had the exclusive right to manufacture Nicotrol outside of North America and was obligated to pay to Cygnus a royalty based on Pharmacia's sales of such products outside of North America. The November 1993 agreement, as amended in November 1994, obligated Cygnus to continue to manufacture and supply Nicotrol until December 31, 1995. In February of 1996, the Company and Pharmacia further amended the 1993 agreement to provide that Cygnus will continue to manufacture and supply Nicotrol for the U.S. market through 1999. In addition to product revenues under this agreement, the Company also earns royalties on sales within the U.S. Pharmacia has the option to terminate this agreement and purchase the U.S. manufacturing rights upon the payment of certain amounts to the Company. Pharmacia has exercised this option to purchase the U.S. manufacturing rights for Nicotrol and the Company is presently in negotiations with Pharmacia as to various transition matters including Pharmacia's obligations for certain purchase order commitments and existing inventory costs.

    The Company anticipates that the demand for Nicotrol within the U.S. during 1997 will be well below 1996 levels as a result of the ability of the Company's marketing partner to meet product demand by utilizing existing inventories. In addition, the long-term demand for Nicotrol is uncertain in both existing and potential markets. Currently, in addition to Nicotrol, there are other smoking cessation transdermal patches and other smoking cessation products that have been approved for OTC sale by the FDA which are not made by or licensed from Cygnus. A reduction in demand for Nicotrol will have the effect of reducing the Company's revenues and therefore negatively impact its overall results of operations.

    Due to the above factors, the uncertainty of the success of the Company's recently approved FemPatch-TM- product, and the uncertainty regarding when and if additional products obtain FDA clearance and when and if licensees sell and market such products, the Company believes that the level of product revenues experienced to date are not indicative of future results.

    CONTRACT REVENUES for the year ended December 31, 1996 were $13.1 million compared to the $12.6 million for the year ended December 31, 1995. Contract revenues primarily reflect labor and material cost reimbursements associated with certain transdermal delivery systems and the amortization of milestone payments relating to certain transdermal delivery systems and the glucose monitoring device.

    In February 1996 the Company entered into an agreement with Becton Dickinson for the marketing and distribution of the GlucoWatch-TM-, Cygnus' painless, automatic glucose monitoring device. Under the terms of the agreement, Becton Dickinson has exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Cygnus will have primary responsibility for completing product development, obtaining regulatory approvals and manufacturing. In addition, Cygnus will participate in sales, marketing and customer service and support for the product. In the first half of 1996, Cygnus received an up-front non-refundable payment from Becton Dickinson and is eligible to receive milestone payments as well as a percentage of the product's future commercial success.

    In July 1996 the Company entered into an agreement with Tokyo-based Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") for the marketing and distribution of the GlucoWatch. Under the terms of this agreement, Yamanouchi has exclusive marketing and distribution rights in Japan and Korea. Cygnus will have primary responsibility for completing product development and for manufacturing. In the third quarter of 1996, Cygnus received an up-front non-refundable payment from Yamanouchi and is eligible to receive milestone payments as well as a percentage of the product's future commercial success. In July 1996 the Company also entered into a development and marketing agreement with Yamanouchi for a 7-day transdermal product to deliver a proprietary Yamanouchi compound. Under the terms of the agreement, Cygnus will receive funding for the development of the transdermal product and will have exclusive rights to manufacture and supply Yamanouchi with the product and Yamanouchi will have exclusive worldwide marketing rights to the product.

    Contract revenues are expected to fluctuate from quarter to quarter and from year to year, and future contract revenues cannot be reasonably predicted. The contributing factors to achieving contract revenues include, but are not limited to, future successes in finalizing new collaborative agreements, timely achievement of milestones under current contracts, and strategic decisions on self-funding certain projects. Cygnus' licensees generally have the right to abandon the rights to a product and the obligation to make related payments. Since all payments to the Company under these agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company is unable to predict to what extent the termination of existing contracts by current partners, or new collaborative agreements, if any, will impact overall contract revenues in 1997 and subsequent future periods.

    ROYALTY AND OTHER REVENUES for the year ended December 31, 1996 were $5.9 million, compared to $2.7 million for the year ended December 31, 1995. The amounts include royalties from sales by Pharmacia of the Company's nicotine transdermal product in Europe and Canada, and by Pharmacia's marketing partner in the U.S. Additionally, in the first half of 1995, amounts included the amortization of the unearned balance of prepayments from Pharmacia. As of June 30, 1995, all of the prepayments were fully amortized. The net increase in royalty and other revenues is primarily due to the significant increase in volume of units shipped as a result of the change of Nicotrol's status to OTC in the U.S.

    Royalty income will fluctuate from period to period since it is primarily based upon sales by the Company's licensees. The level of royalty income for a product also depends on various external factors, including the size of the market for the product, product pricing levels and the ability of the Company's licensee to market the product. Therefore, the level of royalty income for any given period is not indicative of the expected royalty income for future periods. It is anticipated that royalty revenue in 1997 will reflect the recognition of previously deferred royalty payments associated with the U.S. OTC sales of Nicotrol during the second half of 1996.

    COSTS OF PRODUCTS SOLD for the year ended December 31, 1996, were $16.7 million compared to $4.7 million for the year ended December 31, 1995. Costs of products sold include direct and indirect manufacturing costs of Nicotrol production and facility and personnel costs required to meet production levels. In addition, due to uncertainties related to the level of the future sales of Nicotrol, the Company recorded in 1996 as part of cost of products sold, certain expenses relating to estimated committed future production costs. Costs of products sold increased primarily due to increased Nicotrol shipments as a result of the change of Nicotrol's status to OTC in the U.S. and the expenses related to the estimated committed future productions costs. While the Company experienced a positive product margin during 1996 due to increased demand for additional shipments of Nicotrol, the Company experienced negative product margins during 1995, primarily due to low production volumes which prevented the Company from absorbing all of the fixed costs associated with its production of Nicotrol.

    While the Company anticipates that due to decreasing short-term demand for its Nicotrol product, the direct and indirect manufacturing cost associated with Nicotrol production will be reduced, there can be no assurance that product margins associated with Nicotrol production will improve or remain consistent with current levels.

    RESEARCH AND DEVELOPMENT EXPENSES for the year ended December 31, 1996 were $23.2 million compared to $20.0 million for the year ended December 31, 1995. This increase reflects the Company's accelerated level of research and development costs primarily associated with the glucose monitoring system. Research and development and clinical activities primarily include the glucose monitoring development program, the support of the Company's hormone replacement therapy products (one of which, FemPatch, was approved by FDA on December 5, 1996 and two of which are in clinical trials), and a contraception product. Cygnus expects that its anticipated development of new products, continued research of new technologies and preparation for regulatory filings and clinicals could result in an increase in its overall research and development expenses.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1996 were $9.3 million, compared to $7.4 million for the year ended December 31, 1995. The increase resulted from increased legal expenses primarily related to the Sanofi arbitration (See Note 7 to the Financial Statements). The Company believes that marketing, general and administrative expenses could increase in the future as the Company expands its operations.

    INTEREST INCOME, NET OF INTEREST AND OTHER EXPENSE for the year ended December 31, 1996 was $1.9 million as compared to $0.3 million for the year ended December 31, 1995. The increase is due primarily to interest earned on the proceeds from the Company's 1995 public offering.

    INCOME TAXES. At December 31, 1996, the Company had federal net operating loss and research and development tax credit carryforwards of approximately $57.0 million and $1.3 million, respectively. The Company had state net operating loss and tax credit carryforwards of approximately $4.3 million and $0.9 million, respectively. These carryforwards will expire at various dates beginning in 2000. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, a substantial portion of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

    FOURTH QUARTER LOSS for the three months ended December 31, 1996 was $1.0 million compared to $2.7 for the three months ended December 31, 1995. The decrease in fourth quarter losses for 1996 was primarily attributable to increased product and royalty revenues relating to Nicotrol sales as mentioned above.

COMPARISON FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

    PRODUCT REVENUES for the year ended December 31, 1995 were $3.7 million compared to $1.9 million for the year ended December 31, 1994. This reflects increased demand for additional shipments of Nicotrol in 1995. In 1994 the Company's marketing partner was able to meet product demand by utilizing inventories existing as of the beginning of the period.

    CONTRACT REVENUES for the year ended December 31, 1995 were $12.6 million compared to the $14.5 million for the year ended December 31, 1994. The decrease in contract revenues primarily reflects a decrease in billings related to the Company's first hormone replacement product due to agreed upon maximum cost reimbursements, the mutually agreed upon termination of funding obligations Paine Webber R&D Partners II L.P. ("PWLP") had under a research and development agreement and the mutually agreed upon termination of the certain collaborations to develop and market consumer and smoking cessation products. The technology resulting from the Paine Webber partnership agreement was purchased by the Company from PWLP in December 1994 in exchange for 1,529,941 shares of the Company's Common Stock.

    ROYALTY AND OTHER REVENUES for the year ended December 31, 1995, were $2.7 million compared to $4.8 million for the year ended December 31, 1994. The amounts included royalties from sales by Pharmacia of the Company's nicotine transdermal product in Europe and beginning in 1994, Canada. Additionally, the amounts include the amortization of the unearned balance of prepayments from Pharmacia included in "Customer Advances". As of June 30, 1995, all of the prepayments were fully amortized. The decrease in 1995 was primarily attributable to 1995 including a half year amortization of "Customer Advances" compared to 1994 which included a full year of amortization as well as the sale of $1.3 million of previously reserved excess inventory to Pharmacia.

    COSTS OF PRODUCTS sold for the year ended December 31, 1995, were $4.7 million compared to $3.3 million for the year ended December 31, 1994. Costs of products sold included direct and indirect manufacturing costs of Nicotrol production. Costs of products sold increased primarily due to increased Nicotrol shipments, offset in part by a $1.0 million charge to reduce the net realizable value of Nicotrol production equipment incurred in the second quarter of 1994.

    The Company experienced negative product margins during 1995 and 1994 primarily due to low production volumes which prevented the Company from absorbing all the fixed costs associated with Nicotrol production.

    RESEARCH AND DEVELOPMENT EXPENSES for the year ended December 31, 1995 were $20.0 million compared to $21.6 million for the year ended December 31, 1994. This decrease reflects a reduced level of materials required in ongoing development programs and the Company's ongoing cost control measures. Research and development and clinical activities primarily include the support of the Company's hormone replacement therapy products, contraception products and the glucose monitoring development program.

    PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT expense for the year ended December 31, 1994 represents a $9.0 million charge for the acquisition by the Company of all rights previously held by PWLP to certain non-invasive glucose monitoring technology developed under research and development agreements between Cygnus and PWLP. Based on the early stage of development and the uncertainty as to the feasibility of the technology, the acquisition cost was expensed to in-process research and development. No such purchases were made in 1995.

    MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1995 were $7.4 million, compared to $5.5 million for the year ended December 31, 1994. The increase primarily reflects an increase in business development activities related to the glucose monitoring development program and increased legal expenses due to the Company's legal proceedings against Alza and Sanofi (see Note 7 to the Financial Statements).

    INTEREST INCOME, NET OF INTEREST AND OTHER EXPENSE for the year ended December 31, 1995 was $0.3 million as compared to $0.8 million for the year ended December 31, 1994. The decrease is primarily due to lower prevailing interest rates and lower levels of cash and short term investments through the first three quarters of 1995.

    INCOME TAXES. At December 31, 1995, the Company has federal net operating loss carryforwards of approximately $50.2 million and federal and state research and development credits of approximately $1.8 million. These carryforwards will expire beginning in 2000. Because of the "change in ownership" provision of the Tax Reform Act of 1986, a substantial portion of the Company's net operating loss and tax credit carryforwards are subject to annual limitations.

LIQUIDITY AND CAPITAL RESOURCES

    Through October 1995, the Company received net proceeds of approximately $82.1 million from public offerings. Through 1996, the Company financed approximately $8.4 million of manufacturing and research equipment under capital loan and lease arrangements. In December of 1994, the Company borrowed $1.7 million under a bank line of credit to finance the purchase of manufacturing and research equipment. This line will be repaid in monthly installments by June 30, 1998. In June 1996, the Company received $8.0 million under a bank loan agreement for short-term working capital. This line will be repaid monthly beginning in January 1997 through December 1999. Both lines are subject to a number of financial and other covenants. In addition to the cash from the public offerings, equipment lease and short-term working capital financing, the Company has been financing its operations primarily through revenues and interest income.

    Net cash used in operating activities for the twelve month period ended December 31, 1996 was $6.3 million, compared with net cash used of $12.5 million for the year ended December 31, 1995. Cash used in operations during the year ended December 31, 1996 was primarily due to the Company's net loss of $11.1 million, increases in accounts receivable, inventories, and prepaid expenses and other assets offset by increases in accounts payable and other accrued liabilities, accrued compensation, deferred revenue, and accrued rent and other liabilities. Cash used in operations during the year ended December 31, 1995 was primarily due to the Company's net loss of $12.8 million, increases in accounts receivable and prepaid and other assets, and the decreases in accounts payable and other accrued liabilities, offset by increases in deferred revenue and accrued rent and other liabilities.

    The current level of cash used in operating activities is not necessarily indicative of the level of future cash usage. As a result of increased expenditures for the development of new products, preparation for regulatory filings and clinical trials and the expected reduction in product revenues, the Company anticipates an increase in cash usage for 1997 operating activities.

    Net cash used in investing activities of $1.5 million for the twelve month period ended December 31, 1996 resulted primarily from purchases of short-term investments and capital expenditures. Net cash provided by investing activities of $0.9 million for the twelve month period ended December 31, 1995 resulted from sales of short-term investments to finance operating activities offset by capital expenditures.

    Net cash provided by financing activities of $10.5 million for the twelve months ended December 31, 1996 includes $8.0 million received from the Company's working capital loan and security agreement, $4.0 million of common stock issuance proceeds and $0.5 million received under the equipment lease agreement offset by scheduled long-term debt and capital lease repayments. Net cash provided by financing activities of $32.9 million for the twelve months ended December 31, 1995 includes net proceeds of approximately $29.8 million from the October 1995 public offering and $2.1 million received under the equipment lease agreement offset by long-term debt and capital lease repayments. The Company continues to evaluate the benefits of using equipment leases to finance equipment purchases.

    Overall, the cash, cash equivalents and short-term investment balances as of December 31, 1996 totaled $49.4 million, representing an increase of $2.9 million from the total as of December 31, 1995.

    The Company's long term capital expenditure requirements will depend upon numerous factors, including the progress of the Company's research and development programs; the time required to obtain regulatory approvals; the resources that the Company devotes to the development of self-funded products, proprietary manufacturing methods and advanced technologies; the ability of the Company to obtain additional licensing arrangements and to manufacture products under those arrangements; the additional expenditures to support the manufacture of new products if and when approved; and possible acquisitions of products, technologies and companies. As the Company evaluates the progress of its development projects, in particular the glucose monitoring device and hormone replacement products, its commercialization plans and the lead time to set up manufacturing capabilities, Cygnus may commence long-term planning for another manufacturing site. Nevertheless, the Company believes that such long-term planning will not result in any material impact on cash flows and liquidity for 1997.

    Based upon current expectations for operating losses and capital expenditures for 1997, the Company believes that its existing cash, cash equivalents and short-term investments of $49.4 million, when coupled with expected future product sales and royalty, contract revenues from development agreements, interest income and possible additional equipment financing, will be sufficient to meet its operating expenses and capital expenditure requirements through at least 1997. However, there can be no assurance that the Company will not require additional financing depending upon future business strategies, results of clinical trials and management decisions to accelerate certain research and development programs and other factors.

                                  CYGNUS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
REVENUES:
  Product revenues............................................................  $   17,211  $    3,704  $    1,917
  Contract revenues...........................................................      13,085      12,579      14,533
  Royalty and other revenues..................................................       5,907       2,723       4,820
                                                                                ----------  ----------  ----------
    TOTAL REVENUES............................................................      36,203      19,006      21,270

COSTS AND EXPENSES:
  Costs of products sold......................................................      16,659       4,746       3,293
  Research and development....................................................      23,165      20,029      21,605
  Purchase of in-process research and development.............................      --          --           9,000
  Marketing, general and administrative.......................................       9,296       7,369       5,491
                                                                                ----------  ----------  ----------
    TOTAL COSTS AND EXPENSES..................................................      49,120      32,144      39,389

Loss from operations..........................................................     (12,917)    (13,138)    (18,119)

Interest and other income.....................................................       2,851       1,139       1,049

Interest and other expense....................................................        (986)       (843)       (290)
                                                                                ----------  ----------  ----------
NET LOSS......................................................................  $  (11,052) $  (12,842) $  (17,360)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
NET LOSS PER SHARE............................................................  $    (0.60) $    (0.79) $    (1.24)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Shares used in computation of net loss per share..............................      18,544      16,265      13,947
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                            See accompanying notes.

                                  CYGNUS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                                   DECEMBER 31,
                                                                                               --------------------
                                                                                                 1996       1995
                                                                                               ---------  ---------
ASSETS:

CURRENT ASSETS:
  Cash and cash equivalents..................................................................  $  33,148  $  30,445
  Short-term investments.....................................................................     16,286     16,053
  Trade accounts receivable, net of allowance (1996--$1,137; 1995--$1,137)...................      7,759      2,310
  Inventories................................................................................      2,331        378
  Prepaid expenses and other current assets..................................................      1,010        640
                                                                                               ---------  ---------
      Total current assets...................................................................     60,534     49,826

EQUIPMENT AND IMPROVEMENTS:
  Office and laboratory equipment............................................................     12,781     11,492
  Leasehold improvements.....................................................................      6,681      6,640
                                                                                               ---------  ---------
                                                                                                  19,462     18,132
  Less accumulated depreciation and amortization.............................................    (13,872)   (11,260)
                                                                                               ---------  ---------
      Net equipment and improvements.........................................................      5,590      6,872
Lease deposits and other assets..............................................................      2,674      1,156
                                                                                               ---------  ---------
      Total Assets...........................................................................  $  68,798  $  57,854
                                                                                               ---------  ---------
                                                                                               ---------  ---------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable...........................................................................  $   2,153  $   1,006
  Accrued compensation.......................................................................      3,177      2,191
  Accrued professional services..............................................................        691        726
  Other accrued liabilities..................................................................      2,465      1,287
  Customer advances..........................................................................      1,146        846
  Current portion of deferred revenue........................................................     10,912      3,301
  Current portion of long-term debt..........................................................      2,289        489
  Current portion of capital lease obligations...............................................      1,315      1,425
                                                                                               ---------  ---------
      Total current liabilities..............................................................     24,148     11,271
Long-term portion of deferred revenue........................................................      2,567      3,532
Long-term portion of debt....................................................................      6,444        734
Long-term portion of capital lease obligations...............................................      1,076      1,976
Accrued rent and other long-term liabilities.................................................      3,350      2,089

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value: 5,000 shares authorized; no shares issued and
    outstanding..............................................................................         --         --
  Common stock, $0.001 par value: 30,000 shares authorized; issued and outstanding: 18,691
    and 18,223 shares at December 31, 1996 and 1995, respectively............................    117,284    113,266
  Accumulated deficit........................................................................    (86,071)   (75,014)
                                                                                               ---------  ---------
      Total stockholders' equity.............................................................     31,213     38,252
                                                                                               ---------  ---------
        Total liabilities and stockholders' equity...........................................  $  68,798  $  57,854
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                            See accompanying notes.

                                  CYGNUS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                 (IN THOUSANDS)

                                                                                                        TOTAL
                                                                             COMMON    ACCUMULATED   STOCKHOLDERS'
                                                                             STOCK       DEFICIT        EQUITY
                                                                           ----------  ------------  ------------
BALANCE, DECEMBER 31, 1993...............................................  $   71,057   $  (44,814)   $   26,243
Issuance of 97 shares of common stock....................................         103           --           103
Issuance of 1,530 shares of common stock in exchange for the acquisition
  of glucose monitoring technology.......................................       9,000           --         9,000
Issuance of 95 shares of common stock under the Employee Stock Purchase
  Plan...................................................................         545           --           545
Unrealized loss on investments...........................................          --         (414)         (414)
Net loss.................................................................          --      (17,360)      (17,360)
                                                                           ----------  ------------  ------------
BALANCE, DECEMBER 31, 1994...............................................      80,705      (62,588)       18,117
Issuance of 245 shares of common stock...................................       2,129           --         2,129
Issuance of 2,300 shares of common stock in third public offering, net of
  issuance costs of $2,379...............................................      29,821           --        29,821
Issuance of 105 shares of common stock under the Employee Stock Purchase
  Plan...................................................................         611           --           611
Unrealized gain on investments...........................................          --          416           416
Net loss.................................................................          --      (12,842)      (12,842)
                                                                           ----------  ------------  ------------
BALANCE, DECEMBER 31, 1995...............................................     113,266      (75,014)       38,252
Issuance of 333 shares of common stock...................................       2,749           --         2,749
Issuance of 90 shares of common stock under the Employee Stock Purchase
  Plan...................................................................         823           --           823
Issuance of 45 shares of common stock through exercise of warrant........         446                        446
Unrealized loss on investments...........................................          --           (5)           (5)
Net loss.................................................................          --      (11,052)      (11,052)
                                                                           ----------  ------------  ------------
BALANCE, DECEMBER 31, 1996                                                 $  117,284   $  (86,071)   $   31,213
                                                                           ----------  ------------  ------------
                                                                           ----------  ------------  ------------

                             See accompanying notes

                                  CYGNUS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS

                                 (IN THOUSANDS)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss......................................................................  $  (11,052) $  (12,842) $  (17,360)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
  Non-cash purchase of in-process research and development....................          --          --       9,000
  Depreciation and amortization...............................................       2,802       2,683       2,436
  Loss on write-down and disposals of equipment...............................          --          --       1,017
  Other.......................................................................        (280)         88          14
(Increase)/decrease in assets:
  Receivables.................................................................      (5,449)       (588)      7,222
  Inventories.................................................................      (1,953)       (232)       (146)
  Prepaid expenses and other assets...........................................      (1,888)       (427)        792
Increase/(decrease) in liabilities:
  Accounts payable and other accrued liabilities..............................       2,325      (1,166)        809
  Accrued compensation........................................................         986        (670)        998
  Accrued professional services...............................................         (35)        121        (656)
  Customer advances...........................................................         300        (449)     (2,905)
  Deferred revenue............................................................       6,646         670       1,163
  Accrued rent and other liabilities..........................................       1,261         267        (623)
                                                                                ----------  ----------  ----------
Net cash provided by/(used in) operating activities...........................      (6,337)    (12,545)      1,761
                                                                                ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures..........................................................      (1,515)     (2,405)     (2,668)
Purchases of short-term investments...........................................     (31,565)    (21,697)    (23,232)
Maturity and sale of short-term investments...................................      31,602      24,959      29,002
                                                                                ----------  ----------  ----------
      Net cash provided by/(used in) investing activities.....................      (1,478)        857       3,102
                                                                                ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale and leaseback of assets....................................         464       2,122          --
Issuance of common stock......................................................       4,018      32,561         648
Proceeds from long-term debt..................................................       8,000          --       1,692
Principal payments of long-term debt..........................................        (490)       (469)         --
Payment of capital lease obligations..........................................      (1,474)     (1,301)     (1,097)
                                                                                ----------  ----------  ----------
      Net cash provided by financing activities...............................      10,518      32,913       1,243
                                                                                ----------  ----------  ----------
Net increase in cash and cash equivalents.....................................       2,703      21,225       6,106
Cash and cash equivalents at beginning of year................................      30,445       9,220       3,114
                                                                                ----------  ----------  ----------
Cash and cash equivalents at end of year......................................  $   33,148  $   30,445  $    9,220
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                            See accompanying notes.

                                  CYGNUS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BRIEF DESCRIPTION OF BUSINESS

    Cygnus, Inc. was incorporated in California in April 1985. In September 1995 the Company changed its name from Cygnus Therapeutic Systems to Cygnus, Inc. and its place of incorporation to Delaware. Cygnus is engaged in the development of diagnostic and drug delivery systems, with its current efforts primarily focused on three core areas: a painless, automatic glucose monitoring device, transdermal delivery systems and mucosal drug delivery systems. The Company's products in the most advanced stages of development include one in the market (Nicotrol; marketed as Nicorette-Registered Trademark- in Europe; collectively "Nicotrol Products"), one approved by the FDA (FemPatch) and several in different stages of clinical trials.

CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material inter-company balances and transactions. Cygnus' subsidiaries were inactive in 1996, 1995 and 1994.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain reserves and accrued liabilities that the Company recorded relating to Nicotrol inventory and purchases were based on information available at the time such estimates were necessary, and it is possible that changes in this information could occur which could have a material impact on such estimates in the future.

REVENUE RECOGNITION

    Product sales are recorded when Nicotrol Products are shipped. Upfront and interim milestone payments from feasibility and development contracts are generally earned and recognized based on percentage of actual efforts expended compared to total expected efforts during the development period for each contract. The total expected efforts under each contract are estimated by management and updated periodically in light of the current conditions and expected development timeline. Milestone payments received at the end of the development period of an agreement are generally recognized upon receipt. Deferred revenue includes the portion of upfront and interim milestone payments received on research and development agreements which have been deferred and will be recognized over the related development period in relation to efforts expended under the agreement and portions of deferred royalty from U.S. over-the-counter ("OTC") sales of Nicotrol. Royalty income from Nicotrol Products is recognized in the quarter following the quarter in which the sales occurred. Customer advances at December 31, 1996 consists primarily of a pre-payment for a portion of launch quantities of the Company's FemPatch product.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    One customer provided for 100% of product sales and royalty and other income in 1996, 1995 and 1994. Four customers provided for 28%, 25%, 14% and 13% of contract revenues in 1996. Two of these customers provided for 34% and 27% of contract revenues in 1995. These same two customers provided for 21% and 5% of contract revenues in 1994.

COSTS OF PRODUCTS SOLD

    Direct and indirect costs associated with manufacturing Nicotrol products are included in costs of products sold.

RESEARCH AND DEVELOPMENT

    The Company has entered into license and collaboration agreements with certain companies. In general, these agreements provide that Cygnus will create and/or manufacture the drug delivery or diagnostic system and receive reimbursements for cost incurred and royalties based on product sales by its licensees. Additionally, under such agreements, Cygnus may receive one or more of upfront payments and milestone payments (which are made upon the occurrence of certain events, such as the filing of the New Drug Application for a product), as well as reimbursements of certain research and development expenses. Research and development expenses consist of process development costs, costs associated with work performed under development agreements and self-funded research, and costs incurred in clinical studies and regulatory/scientific affairs. Research and development expenses covered under contracts partially funded by the Company's licensees for the years ended December 31, 1996, 1995 and 1994 were approximately $18,422, $16,951 and $17,838, respectively. Cygnus' pharmaceutical company licensees generally have the right to abandon the rights to a product and the obligation to make related payments. Since all payments to the Company under these agreements are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market, after appropriate consideration was given to obsolescence and inventories in excess of anticipated future demand. Net inventories consist of the following:

                                                                                   DECEMBER 31,
                                                                               --------------------
                                                                                 1996       1995
                                                                               ---------  ---------
Raw materials................................................................  $   1,111  $     378
Work in process..............................................................        842         --
Finished goods...............................................................        378         --
                                                                               ---------  ---------
                                                                               $   2,331  $     378
                                                                               ---------  ---------
                                                                               ---------  ---------

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Inventories at December 31, 1996 relate to the Company's nicotine (Nicotrol) and estradiol (FemPatch) transdermal products. Inventories at December 31, 1995 related to the Company's nicotine transdermal product.

RECEIVABLES

    Approximately 83% of the receivables are due from two customers. The remaining balance of the receivables are due from three customers, all of which are large pharmaceutical companies. Generally, the Company does not require any collateral on receivable balances.

OTHER ACCRUED LIABILITIES

    Due to the uncertainties of the future sales of Nicotrol and other commitments, the Company has recorded $1,400 as part of the other accrued liabilities relating to estimated committed future production costs and non-cancelable purchase commitments.

EQUIPMENT AND IMPROVEMENTS

    Equipment and improvements are recorded at the lower of cost or net realizable value. Depreciation of equipment is computed on a straight-line basis over the estimated useful lives of three to six years. Leasehold improvements and assets recorded under capital leases are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the term of the leases.

DEFERRED COMPENSATION

    In 1995, the Company adopted a non-qualified deferred compensation plan. The Plan is intended to be unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management. As of December 31, 1996 and 1995, the Company maintained $2,463 and $946, respectively under other long-term assets and under other long-term liabilities related to the plan which included both contributions and net investment earnings. These investments are directed by the participants.

NET LOSS PER SHARE

    Net loss per share is computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options and warrants are excluded from the computation as their effect is anti-dilutive.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ACCOUNTING FOR STOCK BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). The Statement is effective for fiscal years beginning after December 15, 1995. Under the Statement, stock-based compensation expense to employees is measured using either the intrinsic value method as prescribed by Accounting Principle Board Opinion No. 25 , "Accounting for Stock Issued to Employees" (APB 25) or the fair-value method described in FAS 123. Companies choosing the intrinsic value method will be required to disclose the pro-forma impact of the fair-value method on net income and earnings per share. Cygnus has elected to follow APB 25 and related Interpretations in accounting for its employee stock options (See
Note 4). There was no effect of adopting the standard on Cygnus' financial position or results of operations.

CONCENTRATION OF CREDIT RISK

    The Company maintains its cash, cash equivalents and short-term investments primarily with a bank and two brokerage houses. This practice is consistent with the Company's policy to maintain high liquidity and ensure safety of principal.

SECURITIES AVAILABLE-FOR-SALE

    Securities available-for-sale are carried at fair value, based on quoted market prices, and the unrealized gains and losses have been combined with the accumulated deficit due to immateriality. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

    The Company considers all highly liquid investments with a maturity from the date of purchase of three months or less to be cash equivalents. The Company invests its excess (to current demands) cash in short term, highly liquid instruments. These investments have included, but are not limited to, Treasury Notes, Federal Agency Securities, Auction Rate Certificates, Auction Rate Preferred Stock, and Commercial Paper.

DEPENDENCE ON NICOTROL; UNCERTAINTY OF MARKET

    The Company currently relies on sales of Nicotrol for all of its product sales revenues. On July 3, 1996, the FDA approved Nicotrol as the first OTC smoking cessation transdermal patch. To meet the OTC launch demand, additional patches of Nicotrol were produced and shipped during 1996. The Company anticipates that the short-term demand for Nicotrol within the U.S. will be reduced as a result of the ability of the Company's marketing partner to meet product demand by utilizing existing inventories. In addition, the long-term demand for Nicotrol is uncertain in both existing and potential markets. Currently, in addition to Nicotrol, there are other smoking cessation transdermal patches and other smoking cessation products that have been approved for OTC sale by the FDA which are not made by or licensed from Cygnus. A reduction in demand for Nicotrol will have the effect of reducing the Company's revenues and therefore negatively impact its overall results of operations.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEPENDENCE ON SUPPLIERS

    Several materials used in the Company's products are currently obtained from single sources. Although the Company has not experienced difficulty acquiring these materials for the manufacture of its products for sale or clinical trials, there can be no assurance that supply interruptions will not occur or that the Company will not have to obtain substitute vendors, if such vendors are available, which would require additional regulatory submissions and approvals. Any such interruption of supplies could have a material adverse effect on the Company's ability to develop, manufacture and sell its products.

DEPENDENCE ON LICENSEES AND COLLABORATIVE ARRANGEMENTS

    Cygnus depends on its licensees to fund a significant portion of product development costs, to conduct clinical testing, to obtain regulatory approvals and to market products. The Company is dependent on Pharmacia & Upjohn, (Formerly Kabi Pharmacia Therapeutics AB), a subsidiary of Procordia AB ("Pharmacia") and its sublicensee Johnson & Johnson for the marketing of Nicotrol. In February 1996, the Company entered into an agreement with Becton Dickinson for the marketing and distribution of the GlucoWatch. Under the terms of the agreement, Becton Dickinson has exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Cygnus has primary responsibility for completing product development, obtaining regulatory approvals, manufacturing, and customer service and support for the product. In July 1996, the Company entered into an agreement with Tokyo-based Yamanouchi Pharmaceutical Co., Ltd. for the marketing and distribution of the GlucoWatch in Japan and Korea. Cygnus will have primary responsibility for completing product development and for manufacturing. Cygnus will be eligible to receive up-front and milestone payments as well as a percentage of the product's future commercial success from both Becton Dickinson and Yamanouchi. The Company's licensees generally have the right to terminate the development funding for a product at any time for any reason without significant penalty. Licensees have exercised this right in the past, and there can be no assurance that current and future licensees will not also exercise this right in the future.

    Additionally, the resources and attention a licensee devotes to a product are not within the Company's control. As a result, there may be delays in clinical testing, the preparation and processing of regulatory filings and commercialization efforts conducted by the Company's licensees. Certain of the Company's licensees may also be permitted to offer products that are competitive with those of the Company, which could interfere with their efforts on behalf of the Company. The Company's ability to develop and commercialize products in the future will also depend on its ability to enter into collaborative arrangements. There can be no assurance that the Company will be able to enter into new collaborative arrangements or renew existing collaborative arrangements. Additionally, there can be no assurance that existing or future collaborative arrangements will be successful.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

    For the year ended December 31, 1996, the net unrealized gains and losses on available-for-sale securities was immaterial.

    As of December 31, 1996, all debt securities are classified as available-for-sale. The following is a summary of available-for-sale securities as of December 31, 1996 and 1995:

                                                                                AVAILABLE-FOR-SALE SECURITIES
                                                                     ----------------------------------------------------
                                                                                    GROSS          GROSS
                                                                                 UNREALIZED     UNREALIZED     ESTIMATED
                                                                       COST         GAINS         LOSSES      FAIR VALUE
                                                                     ---------  -------------  -------------  -----------
AS OF DECEMBER 31, 1996:

Cash Equivalents:
  Money Market Fund................................................  $   5,952    $      --      $      --     $   5,952
  Short-term Corporate note / Commercial Paper, due in less than
    ninety days....................................................      7,881                                     7,881
  Federal Agency Securities, due in less than ninety days..........     13,981           --             --        13,981
                                                                     ---------        -----          -----    -----------
      Total Cash Equivalents.......................................  $  27,814    $      --      $      --     $  27,814
                                                                     ---------        -----          -----    -----------
                                                                     ---------        -----          -----    -----------
Short-Term Investments:
  Federal Agency Securities........................................  $   2,006    $      --      $      (5)    $   2,001
  Auction Rate Certificates........................................      2,206                                     2,206
  Auction Rate Preferred...........................................      9,042                                     9,042
  Corporate Notes..................................................      3,037           --             --         3,037
                                                                     ---------        -----          -----    -----------
      Total Short-Term Investments.................................  $  16,291    $      --      $      (5)    $  16,286
                                                                     ---------        -----          -----    -----------
                                                                     ---------        -----          -----    -----------
AS OF DECEMBER 31, 1995:

Cash Equivalents:
  Money Market Fund................................................  $  14,709    $      --      $      --     $  14,709
  Federal Agency Securities, due in less than ninety days..........      7,989           --             --         7,989
                                                                     ---------        -----          -----    -----------
      Total Cash Equivalents.......................................  $  22,698    $      --      $      --     $  22,698
                                                                     ---------        -----          -----    -----------
                                                                     ---------        -----          -----    -----------
Short-Term Investments:
  Auction Rate Certificates........................................     12,045           --             --        12,045
  Auction Rate Preferred...........................................      4,008           --             --         4,008
                                                                     ---------        -----          -----    -----------
      Total Short-Term Investments.................................  $  16,053    $      --      $      --     $  16,053
                                                                     ---------        -----          -----    -----------
                                                                     ---------        -----          -----    -----------

    All cash equivalents and short-term investments as of December 31, 1996 have maturity dates of less than one year.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3: CREDIT LINE AND LEASES

    In December 1994, the Company borrowed $1,712 under a bank line of credit to finance the purchase of manufacturing and research equipment. The line bears interest at two percentage points above the prime rate (10.25% in total as of December 31, 1996). Borrowings under this line are secured by the equipment purchased and will be paid off in monthly installments through June 30, 1998. As of December 31, 1996, $733 was outstanding. In June of 1996, the Company received $8,000 under a bank loan agreement for short-term working capital. The line bears interest at a fixed rate of 9.57% per year. Borrowings under this line are secured by the Company's assets excluding those securing lease lines of credit. This line will be repaid monthly starting January 1997 and is scheduled to be fully paid by December 1999. As of December 31, 1996, $8,000 was outstanding. Both lines are subject to certain financial covenants including minimum cash balances, tangible net worth, and debt to net worth ratio.

    Assets leased under capital leases are included in equipment with a cost of $5,717 and $5,182 at December 31, 1996 and 1995, respectively, with related accumulated amortization of approximately $3,914 and $3,061 at December 31, 1996 and 1995, respectively. Upon the expiration of the leases, Cygnus has purchase options for the leased equipment at market values.

    The future aggregate principal payments of long-term debt and minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 1996 are as follows:

                                                               LONG-TERM DEBT   CAPITAL LEASES
                                                               ---------------  ---------------
Years ending December 31,
  1997.......................................................     $   2,288        $   1,445
  1998.......................................................         3,345              737
  1999.......................................................         3,100              332
  2000.......................................................            --               72
  2001.......................................................            --               --
                                                                     ------           ------
Total principal and minimum lease payments, respectively.....     $   8,733            2,586
                                                                     ------
                                                                     ------
Less amount representing interest............................                            195
                                                                                      ------
Present value of net minimum lease payments..................                          2,391
Current portion..............................................                          1,315
                                                                                      ------
Amounts due after one year...................................                      $   1,076
                                                                                      ------
                                                                                      ------

    The fair market value of the equipment line of credit and short-term working capital bank loan approximates their carrying value of $8,733.

    The Company leases its facilities under a non-cancelable operating lease expiring in 1998, with a five-year renewal option at the end of the lease. The terms of the lease provide for rental payments on a graduated scale. The Company is recognizing rent expense on a straight-line method over the lease period and therefore has accrued for the rent expense incurred but not paid. Additionally, the Company leases an off-site warehouse with a three-year lease term ending in 1999.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3: CREDIT LINE AND LEASES (CONTINUED)
    Minimum future rental commitments under the operating leases at December 31, 1996 amount to $1,172 in 1997, $1,172 in 1998, and $96 in 1999. Rent expense amounted to $1,013, $1,011, and $1,075 for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 4: STOCKHOLDERS' EQUITY

PREFERRED SHARE PURCHASE RIGHTS PLAN

    Pursuant to the Company's Stockholder Rights Plan, the Board declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of Common Stock, issuable on October 18, 1993 to stockholders of record on that date. These rights will remain outstanding until September 21, 2003.

WARRANTS

    In September 1990, in connection with the Paine Webber product development program, a warrant to purchase 300 shares of common stock at $9.90 per share was issued to the development partner. Warrants to purchase 45 shares have been exercised as of December 31, 1996. The remaining warrants expire September 1997 (or at an accelerated date under certain circumstances).

STOCK ISSUED IN EXCHANGE FOR IN PROCESS RESEARCH AND DEVELOPMENT

    In December 1994, Cygnus acquired all rights previously held by Paine Webber R&D Partners II L.P. ("PWLP") to certain non-invasive glucose monitoring technology, valued at $9,000, developed under research and development agreements between Cygnus and PWLP. Based on the early stage of development and the uncertainty as to the feasibility of the technology, the acquisition cost was expensed to in-process research and development. In return, Cygnus issued 1,530 shares of common stock to PWLP.

EMPLOYEE STOCK PURCHASE PLAN

    As part of an employee retention program, the Company established the 1991 Employee Stock Purchase Plan (the "Stock Purchase Plan") to provide employees with an opportunity to purchase common stock of the Company through payroll deductions. A total of 575 shares of common stock were reserved for issuance to eligible employees under the amended Stock Purchase Plan. The amended Stock Purchase Plan will terminate in 2023 unless sooner terminated by the Board of Directors. Under this Stock Purchase Plan, the Company's employees, subject to certain restrictions, may purchase shares of common stock at 85 percent of the lesser of the fair market value at either the date of enrollment or the date of purchase. During 1996 and 1995, 90 and 105 shares, respectively, were issued under the Stock Purchase Plan, and at December 31, 1996, 191 shares were available for issuance.

    At December 31, 1996, the total number of shares of common stock reserved for issuance under all stock plans and for warrant exercises was 4,547.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4: STOCKHOLDERS' EQUITY (CONTINUED)
STOCK OPTION PLAN

    The Company has elected to follow Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    The Company has an Incentive Stock Plan (the "Stock Plan") which authorizes the Board of Directors to grant incentive stock options, nonstatutory stock options, stock purchase rights and stock bonuses to employees and consultants. The Stock Plan, as amended, authorizes the issuance of up to 5,916 common shares of which 1,668 are available for grant at December 31, 1996.

    Under the Stock Plan, incentive stock options must be granted at fair market value at the date of grant as determined by the Board of Directors or committee thereof. Options vest over a four-year period and are exercisable for a term of ten years after issuance unless otherwise determined by the Board of Directors or committee thereof.

    Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options and the fair value for the stocks issued under the 1991 Employee Stock Purchase Plan (the "Stock Purchase Plan") were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rate of 6.125%; a dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of .68 and .69, respectively; and a weighted-average expected life of the option of 5 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4: STOCKHOLDERS' EQUITY (CONTINUED)
    For purposes of pro forma disclosures, the estimated fair value of the options issued under the Stock Plan is amortized to expense over the options' vesting period. The estimated fair value of the compensation benefit received under the Stock Purchase Plan is expensed in the year of purchase. The Company's pro forma information follows:

                                                                           1996        1995
                                                                        ----------  ----------
Pro forma net loss....................................................  $  (13,653) $  (14,145)
Pro forma loss per share..............................................  $    (0.74) $    (0.87)

    BECAUSE STATEMENT 123 IS APPLICABLE ONLY TO OPTIONS GRANTED SUBSEQUENT TO DECEMBER 31, 1994 ITS PRO FORMA EFFECT WILL NOT BE FULLY REFLECTED UNTIL 1999.

    A summary of the Company's stock option activity, including the number, weighted-average exercise price, and weighted-average remaining contractual life for options outstanding and the number and weighted-average exercise price of options exercisable for the year ended December 31, 1996 is as follows:

                                      OPTIONS OUTSTANDING OPTIONS
                           -------------------------------------------------            EXERCISABLE
                                                                 WEIGHTED     --------------------------------
                              NUMBER       WEIGHTED AVERAGE       AVERAGE        NUMBER
                            OUTSTANDING        REMAINING         EXERCISE      EXERCISABLE   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES    AT YEAR-END    CONTRACTUAL LIFE        PRICE       AT YEAR-END    EXERCISE PRICE
-------------------------  -------------  -------------------  -------------  -------------  -----------------
      $5.75 - $7.75                915              7.63         $    7.05            460        $    7.07
    $7.875 - $15.625               995              6.54         $   12.05            785        $   12.42
    $15.75 - $24.375               522              8.47         $   19.67            105        $   16.35
                                 -----               ---            ------          -----           ------
     $5.75 - $24.375             2,432              7.36         $   11.81          1,350        $   10.90

                            OPTION ACTIVITY SUMMARY FOR THE YEAR ENDED DECEMBER 31:
----------------------------------------------------------------------------------------------------------------
                                                               1996                            1995
                                                  ------------------------------  ------------------------------
                                                    OPTIONS    WEIGHTED AVERAGE     OPTIONS    WEIGHTED AVERAGE
                                                     (000)      EXERCISE PRICE       (000)      EXERCISE PRICE
                                                  -----------  -----------------  -----------  -----------------
Outstanding-beginning of year...................       2,372       $    9.66           2,174       $   10.20
Granted.........................................         486       $   19.78             758       $    7.51
Exercised.......................................        (333)      $    8.41            (245)      $    8.59
Forfeited.......................................         (93)      $   10.75            (315)      $    9.06
                                                       -----                           -----
Outstanding-end of year.........................       2,432       $   11.81           2,372       $    9.66
Exercisable at end of year......................       1,350       $   10.90           1,008       $   11.54
Weighted-average fair value of options granted
  during the year...............................   $    9.54                       $    3.65

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4: STOCKHOLDERS' EQUITY (CONTINUED)

    Under the Stock Plan, stock may be sold and stock bonuses or rights to purchase common stock may be granted by the Board of Directors or a committee thereof (the "Board") for past services at the fair market value at the date of grant. The Board may impose certain repurchase rights, in favor of the Company, in the event that an employee is terminated prior to certain predetermined vesting dates. As of December 31, 1996 and 1995, no shares were subject to repurchase.

NOTE 5: INCOME TAXES

    An income tax benefit has not been accrued on net losses due to the uncertainty regarding the Company's future profitability.

    Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 1996 and 1995 are as follows:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
Net operating loss carryforwards......................................  $   19,700  $   17,090
Research and development credits......................................       1,980       1,600
Reserves and accruals.................................................       3,300       3,450
Customer advances.....................................................       5,490       3,080
Capitalized R&D.......................................................       5,940       5,950
Other--net............................................................       1,140       1,050
                                                                        ----------  ----------
  Total deferred tax assets...........................................  $   37,550  $   32,220
Valuation allowance for deferred tax assets...........................     (37,550)    (32,220)
                                                                        ----------  ----------
Net deferred tax assets...............................................  $        0  $        0
                                                                        ----------  ----------
                                                                        ----------  ----------

    Approximately $2,720 of the valuation allowance results from tax deductions under the stock option plans and will be credited to common stock when recognized.

    At December 31, 1996, the Company had federal net operating loss and research and development tax credits carryforwards of approximately $57,000 and $1,300, respectively. The Company had state net operating loss and tax credit carryforwards of approximately $4,300 and $900, respectively. These carryforwards will expire at various dates beginning in 2000.

    Because of the "change in ownership" provisions of the Tax Reform Act of 1986, a substantial portion of the Company's net operating loss and tax credit carryforwards may be subject to annual limitations. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

                                  CYGNUS, INC.

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 6: STATEMENTS OF CASH FLOWS DATA

                                                                       1996       1995       1994
                                                                     ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid......................................................  $     844  $     548  $     290

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES
Non-cash purchase of in process research and development...........  $      --  $      --  $   9,000
Equipment purchased under capital leases...........................  $     464  $   2,122  $      --
Unrealized gain/(loss) on investments..............................  $      (5) $     416  $    (414)

NOTE 7: LEGAL PROCEEDINGS

    The United States Court of Appeals for the Federal Circuit upheld a 1995 decision of the United States District Court for the Northern District of California which dismissed Cygnus' action seeking a declatory judgment of invalidity and/or unenforceability of Alza Corporation's United States patent relating to the transdermal administration of fentanyl. In dismissing the action, the court did not consider the merits of Cygnus' arguments relating to invalidity/unenforceability of the Alza Corporation patent nor associated antitrust claims, but rather dismissed the action on jurisdictional grounds as failing to establish the presence of an actual controversy between the parties. The Company has effectively suspended its development efforts for the transdermal administration of fentanyl.

    On June 30, 1994, Sanofi, S.A. ("Sanofi") filed a request for arbitration against Cygnus with the International Court of Arbitration. In its request for arbitration, Sanofi has alleged that Cygnus breached its existing contract with Sanofi by, among other things, entering into a product development agreement with another company for the development of transdermal systems in the field of hormone replacement therapy (which agreements pertain to each of the Company's hormone replacement products other than FemPatch). Sanofi claims it has a proprietary interest in certain Cygnus technologies and that it has incurred substantial damages as a result of the alleged breach. Sanofi is seeking to recover from Cygnus approximately $60.0 million for damages attributable to the alleged breach. Cygnus has answered Sanofi's request for arbitration by maintaining that Sanofi's claims are inconsistent with its contractual relationship and that such claims are otherwise without merit. Cygnus plans to continue aggressively defending against this arbitration and has asserted certain counterclaims exceeding the amount being sought by Sanofi. A hearing was held in May 1996 with respect to the liability aspects of Sanofi's claims against Cygnus, and the Tribunal of International Chambers of Commerce (the "Tribunal") announced an interim award in the arbitration proceedings in October 1996. The Tribunal found that two transdermal products for hormone replacement therapy licensed by Cygnus to another company fall within the scope of exclusive license previously granted to Sanofi. Remaining to be heard are Cygnus' liability claims against Sanofi and a determination as to the amount of damages to be awarded to either party. The first of these further hearings is scheduled to take place in March 1997. Should all or part of the claims as sought for by Sanofi, and in the amounts asserted be successful, and should Cygnus' counter claims and defenses not be allowed, the Company could be materially and adversely affected.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Cygnus, Inc.

    We have audited the accompanying consolidated balance sheets of Cygnus, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cygnus, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                                [SIG]

Palo Alto, California
January 20, 1997

MARKET PRICE OF AND DIVIDENDS ON COMMON STOCK AND RELATED STOCKHOLDER MATTERS

    The Company's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market-SM- under the symbol "CYGN." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of the Common Stock as reported by the national market.

                                             HIGH       LOW
                                            -------   -------
          1996:
            First Quarter.................  $24 1/2   $19 3/8
            Second Quarter................   23        15
            Third Quarter.................   17 1/4    11
            Fourth Quarter................   16 7/8    12

          1995:
            First Quarter.................  $ 9       $ 5 5/8
            Second Quarter................   10 1/4     7 1/2
            Third Quarter.................   19 7/8     9 7/8
            Fourth Quarter................   23        14 1/8

    As of December 31, 1996, there were approximately 596 record holders of the Company's Common Stock. Cygnus has not paid any cash dividends since its inception and does not intend to pay any cash dividends on its Common Stock in the foreseeable future.